

March 4, 2013

Via U.S. Mail
John Castillo Eggermont
Chief Executive Officer
Kopjaggers, Inc.
2629 Georgia Avenue,
Melbourne, Florida, 32901

> **Re:** **Kopjaggers, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 28, 2013**
> **CIK No. 0001515319**

Dear Mr. Castillo Eggermont:

Our preliminary review of your confidential draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the confidential draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain material deficiencies.

- We note your failure to file audited financial statements pursuant to Item 8-08 of Regulation S-X.

- We note your failure to include the outside front cover page of the prospectus. Refer to Item 501(b) of Regulation S-K.

- We note your failure to include Part II information as required by the Instructions to Part II of Form S-1.

- We note your failure to include the signature of at least a majority of the board of directors or persons performing similar functions. Refer to General Instructions VI. C of Form S-1.

- We note discrepancies in your disclosure regarding the number of shares offered in your registration statement. For example, the number of shares in the fee table is different form the number of shares on page 4.

You may submit a substantive amendment to correct the deficiencies. Please contact Jennifer López, Staff Attorney at (202) 551-3792, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director